

2023 REPORT

ReCapturit, Inc

Dear investors,

In 2023, we experienced an overall improvement in results compared to 2022, which is encouraging. However, despite the progress, our performance still fell significantly short of the targets set for the year, and we were unable to achieve break-even. Recognizing the need to strengthen our financial position, we have begun exploring new revenue opportunities, focusing on consulting services. This area presents the potential for higher profit margins, which we anticipate will provide us with an extended runway. The additional time will allow us to better organize and prepare for a larger funding round, which is critical for sustaining our growth and operations moving forward.

We need your help!

I wanted to take a moment to express our sincere appreciation for your support during our last funding round. Your contribution was instrumental in helping Recapturit cover its operating expenses over the past year, enabling us to sustain our momentum and continue building toward our vision.
As we look ahead, we recognize the need for another, larger funding round to fuel our continued growth and expansion efforts. With continued support, we are confident that we can achieve even greater success and bring our plans to fruition.
We hope that we can count on your valued support once again as we organize future funding rounds. Your ongoing support has been pivotal to our progress, and we would be grateful for your assistance as we move into this next phase.

Thank you again for believing in Recapturit, and we look forward to working with you in the future.

Sincerely,

John Harlow

CFO/Treasurer

Lawrence M. LaMotte

Founder / CEO

How did we do this year?



REPORT CARD

D+

☺ **The Good**

Sales and income increased year over year, (2022-2023) but not to break even.

Long-term debt did not increase in 2023.

Net income was a smaller negative amount than 2022.

☹ **The Bad**

Sales and income are well below plan.

Expenses remain constant but high relative to income.

Net Income is still a loss.

2023 At a Glance

January 1 to December 31



$4,879 **+906%**
Revenue



-$100,540
Net Loss



$5,707 **+201%**
Short Term Debt













$58,551
Raised in 2023

$11,890
Cash on Hand

INCOME BALANCE NARRATIVE

Revenues
Profit
$485
-$346,651
$4,879
-$100,540
2022
2023

Net Margin: -2,061% **Gross Margin:** 25% **Return on Assets:** -846% **Earnings per Share:** -$0.02 **Revenue per Employee:** $2,440

Cash to Assets: 100% **Revenue to Receivables:** ~ **Debt Ratio:** 853%

ReCapturit_Inc_GAAP_Financial_Report_2023.pdf

We ❤ Our 26 Investors

Thank You For Believing In Us

Ross W Lambert
Jeremy Nathan Fleming
Benjamin Gorman
Phani Gopal Gorty
Jeffrey Scales
Felicity Saberhagen
James Smigiel
Gregg Arnold
Derek Edward SLATE
Patty Boris
Justin Catron-Hoesch
Conor Toolan
Arisa Shiraishi
Arne Per Heurberg
Andrea Harcharik
Clifford E LaMotte
Sai Kumar Yerubandi
Marco Mazzoni
Laurel M Reeser
Alberto Burgos
Katie Rohrer
Felix Vayssieres
Tim O'Brien

Thank You!

From the ReCapturit, Inc Team



Lawrence M. LaMotte in

Founder / CEO

- 25 years of experience in architecture, construction, and facilities management. - 32 years of contiguous small business ownership.



John Harlow in

Chief Financial Officer

- 25 years construction industry expertise - Leadership in operations, business development, and general...



Amber Barbee in

Marketing & Communications Director

- 20+ years in ecommerce marketing management, specializing in small business, ecommerce, and start ups. - 6...



Wendy Kramer in

Director of Technology

- 20+ years of IT Management - 12+ years owning IT Consulting/Management business.



Aaron Boysen in

Business Development Manager

- 10 years of an experience as engineer with specialization in operations and technical support - 6 years of experienc...



Ann Wendell ✕ in

Knowledge and Community Specialist

- 20+ years in Competitive Intelligence, Market Research, and Knowledge Management - Published author



Kat Ralbovsky in

Operations Manager

- 8 years customer engagement and user experience - Commercial construction supervision



Ellen Kwor in

Seller Onboarding & Support

- 20 years of business development and project management - Website management

Details

The Board of Directors

Director	Occupation	Joined
Lawrence LaMotte	CEO / President @ ReCapturit Inc.	2017
John Harlow	CFO / Treasurer / Secretary @ ReCapturit Inc.	2019

Officers

Officer	Title	Joined
Lawrence LaMotte	CEO President	2017
John Harlow	Vice President CFO Secretary Treasurer	2019

Voting Power

Holder	Securities Held	Voting Power
Lawrence LaMotte	3,392,439 Common Shares	66.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
12/2021	$29,234		Other
01/2022	$24,097		Other
01/2022	$10,920		Other
05/2022	$18,000	Common Stock	Other
05/2022	$12,000		Other
05/2022	$4,528	Common Stock	Section 4(a)(2)
05/2022	$2,500	Common Stock	Section 4(a)(2)
05/2022	$155,762	Common Stock	Section 4(a)(2)
05/2022	$4,054	Common Stock	Section 4(a)(2)
05/2022	$2,000	Common Stock	Section 4(a)(2)
05/2022	$10,769	Common Stock	Section 4(a)(2)
05/2022	$6,450	Common Stock	Section 4(a)(2)
05/2022	$8,555	Common Stock	Section 4(a)(2)
05/2022	$12,038	Common Stock	Section 4(a)(2)
05/2022	$2,500	Common Stock	Section 4(a)(2)
09/2022	$2,400		Other
10/2022	$6,000		Section 4(a)(2)
12/2022	$3,000		Other
01/2023	$4,000		Other
05/2023	$54,551		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Lawrence LaMotte	12/30/2021	$29,234	$31,193	6.0%	12/05/2029	Yes
Lawrence LaMotte	01/10/2022	$24,097	$20,690	8.0%	01/31/2023	Yes
Lawrence LaMotte	01/10/2022	$10,920	$8,701	14.5%	01/31/2023	Yes
Lawrence LaMotte	05/01/2022	$18,000	$18,457	6.0%	12/05/2030	Yes
Lawrence LaMotte	05/09/2022	$12,000	$12,304	6.0%	12/05/2029	Yes
Lawrence LaMotte	09/23/2022	$2,400	$2,449	6.0%	04/05/2027	Yes
Lawrence LaMotte	10/17/2022	$6,000	$6,091	6.0%	12/05/2029	Yes
Lawrence LaMotte	12/28/2022	$3,000	$3,015	6.0%	01/01/2027	Yes
Wells Fargo Bank	01/15/2023	$4,000	$4,085	25.5%	02/28/2023	Yes

Related Party Transactions

Name	John Barber
Amount Invested	$4,050
Transaction type	Priced Round
Issued	05/16/2022
Relationship	Founder

Priced round

Name	Ann Wendell

Amount Invested	$2,000
Transaction type	Priced Round
Issued	05/16/2022
Relationship	Founder
Priced round	

Name	Christopner Dong
Amount Invested	$2,500
Transaction type	Priced Round
Issued	05/16/2022
Relationship	Founder
Priced round	

Name	Jeffrey T Gleichman
Amount Invested	$12,038
Transaction type	Priced Round
Issued	05/16/2022
Relationship	Founder
Priced round	

Name	Se Yee Ellen Kwor
Amount Invested	$2,500
Transaction type	Priced Round
Issued	05/16/2022
Relationship	Founder
Priced round	

Name	Amber Barbee
Amount Invested	$10,769
Transaction type	Priced Round
Issued	05/16/2022
Relationship	Founder
Priced round	

Name	Lawrence LaMotte
Amount Invested	$155,762
Transaction type	Priced Round
Issued	05/16/2022
Relationship	Founder
Priced round	

Name	Shane Ralbvsky
Amount Invested	$4,528
Transaction type	Priced Round
Issued	05/16/2022
Relationship	Founder
Priced round	

Name	Wendy Kramer
Amount Invested	$6,450
Transaction type	Priced Round
Issued	05/16/2022
Relationship	Founder
Priced round	

Name	John Harlow
Amount Invested	$8,555
Transaction type	Priced Round
Issued	05/16/2022
Relationship	Founder
Priced round	

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

Common	20,000,000	5,143,337	Yes

Warrants: 0
Options: 0

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Existing and new competitors may pivot into more direct competition with ReCapturit. They may adjust to the specific convenience and relevance offerings that we have.

The timing, amounts, and terms of equity financing rounds the company engages in will affect our growth at all times.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Core team may shift to part time work, depending upon funding amounts and timing. We are dependent upon receiving funds from this and future funding rounds.

Sales projections may not occur at volume or pace in the budget. Our sales growth projections are based upon implementing our integrated marketing plan from 2022 to 2024. Implementation of the plan requires full funding and requires results that achieve sales goals.

The current economic climate impact on the business is unpredictable. It also affects our appeal to potential investors.

The spread of COVID-19 and related variants has severely impacted many local economies around the globe. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to

control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;

current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Recapturit Inc.

Delaware Corporation
Organized May 2022
2 employees
7511 Greenwood Ave N #512
Seattle WA 98103 https://recapturit.com/

Business Description

Refer to the ReCapturit, Inc profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

ReCapturit, Inc is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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